UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47374

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Meeder Distribution Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6125 Memorial Drive
_____ (No. and Street)

Dublin   Ohio   43017
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Cooper   614-760-2104   dcooper@meed
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HHH CPA Group, LLC.
_____ (Name – if individual, state last, first, and middle name)

1250 Old Henderson Rc Columbus   Ohio   43220
(Address)   (City)   (State)   (Zip Code)
12/21/2010   5344
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Cooper _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Meeder Distribution Services, Inc. _____, as of 2/24 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Douglas Cooper   02/24/2023 09:50 AM EST

Title:
President/Treasurer

Alana H Cuberly   02/24/2023 09:51 AM EST

Notary Public

Online Notary Public. This notarial act involved the use of online audio/video communication technology.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MEEDER DISTRIBUTION SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

MEEDER DISTRIBUTION SERVICES, INC.

DECEMBER 31, 2022

TABLE OF CONTENTS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III .... 2 – 3

INDEPENDENT AUDITORS' REPORT .... 4 – 5

STATEMENTS OF FINANCIAL CONDITION
    December 31, 2022 6

STATEMENTS OF OPERATIONS
    Years ended December 31, 2022 and 2021 7

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
    Years ended December 31, 2022 and 2021 8

STATEMENTS OF CASH FLOWS
    Years ended December 31, 2022 and 2021 9

NOTES TO FINANCIAL STATEMENTS .... 10 – 16

SUPPLEMENTARY INFORMATION .... 17 – 19

SEC RULE 15C3-3 EXEMPTION REPORT 20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
    ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
    CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC .... 22 – 23



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Meeder Distribution Services, Inc.
Dublin, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Meeder Distribution Services, Inc. as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes [and schedules] (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Meeder Distribution Services, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Meeder Distribution Services, Inc.'s management. Our responsibility is to express an opinion on Meeder Distribution Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Meeder Distribution Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

4

1250 Old Henderson Road, Columbus OH 43220 | Phone (614) 451-4644 | Fax (614) 451-3818 | www.hhhcpagroup.com

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5, and Computation of Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Meeder Distribution Services, Inc.'s financial statements. The supplemental information is the responsibility of Meeder Distribution Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5, and Computation of Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Meeder Distribution Services, Inc.'s auditor since 2012.
Columbus, Ohio
February 24, 2023

MEEDER DISTRIBUTION SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2022 AND 2021

ASSETS		2022		2021
Cash	$	808,279	$	701,285
Accounts receivable		265		292
Accounts receivable - related party		20,100		45,000
Prepaid expense		-		19,933
Total current assets		828,644		766,510
	$	828,644	$	766,510
LIABILITIES AND STOCKHOLDER'S EQUITY				
Accounts payable	$	115	$	138,464
Accounts payable - related party		511,563		320,384
Commissions payable		142,910		128,287
Accrued liabilities		12,000		11,000
Total current liabilities		666,588		598,135
Long-term liabilities		-		-
Total liabilities		666,588		598,135
Stockholder's equity:				
Common stock; no par value, 1,000 shares authorized, issued and outstanding		10,000		10,000
Paid in capital		740,000		740,000
Retained earnings		(587,944)		(581,625)
Total stockholder's equity		162,056		168,375
	$	828,644	$	766,510

See accompanying notes to financial statements

MEEDER DISTRIBUTION SERVICES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Revenues:		
Affiliated entities fees	$ 3,705,313	$ 4,968,358
12b-1 fees	82,234	91,487
Commissions	6,111	6,462
Interest	12,543	393
Total revenues	3,806,201	5,066,700
Expenses:		
Salaries	2,494,065	2,907,604
General, Administrative and Regulatory	165,103	1,075,554
Commissions	949,313	783,887
Registration fees	32,199	38,713
Professional fees	12,000	11,100
Marketing reimbursement	-	-
Interest	-	-
Other	159,840	231,657
Total expenses	3,812,520	5,048,515
Net income (loss)	$ (6,319)	$ 18,185

MEEDER DISTRIBUTION SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Common Stock:		
Balance at beginning of period	$ 10,000	$ 10,000
Issued (Repurchased) stock	-	-
Balance at end of period	10,000	10,000
Paid In Capital:		
Balance at beginning of period	740,000	740,000
Contributed capital	-	-
Balance at end of period	740,000	740,000
Retained Earnings:		
Balance at beginning of period	(581,625)	(599,810)
Net income (loss)	(6,319)	18,185
Distributions	-	-
Balance at end of period	(587,944)	(581,625)
Total stockholder's equity	$ 162,056	$ 168,375

MEEDER DISTRIBUTION SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

		2022		**2021**
Cash flows from operating activities:				
Net income (loss)	$	(6,319)	$	18,185
Adjustments to reconcile net income (loss) to net cash				
provided by operating activities:				
(Increase) decrease in:				
Accounts receivable		27		1,292
Accounts receivable - related party		24,900		(24,000)
Prepaid expense		19,933		97
Increase (decrease) in:				
Accounts payable		(138,349)		(104,036)
Accounts payable - related party		191,179		163,996
Commissions payable		14,623		(305,351)
Accrued liabilities		1,000		1,000
Total adjustments		113,313		(267,002)
Net cash flows from operating activities		106,994		(248,817)
Cash flows from investing activities		-		-
Cash flows from financing activities:		-		-
Net increase (decrease) in cash		106,994		(248,817)
Cash at beginning of period		701,285		950,102
Cash at end of period	$	808,279	$	701,285
Supplemental disclosures:				
Interest paid	$	-	$	-
Income taxes paid	$	-	$	-

Note 1 - Summary of Significant Accounting Policies

A.   Organization

Meeder Distribution Services, Inc. (the Company) has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates pursuant to Exchange Act Rule 15c3-3(k)(1).   Customer accounts held directly at a product issuer for which the Company is listed as the broker-dealer of record.   The Company does not hold customer funds or safeguard customer securities.

On April 29, 2020, the Company changed its name from Adviser Dealer Services, Inc. This was done to conform to SEC Regulation Best Interest, specifically the capacity disclosure requirement.

As of December 31, 2022, the Company is licensed in 47 states, excluding Florida, Maryland, and Texas.

B.   Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C.   Cash

The Company maintains cash balances at one bank and in several money market accounts. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2022. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

Note 1 - Summary of Significant Accounting Policies – Continued

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

E. Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

MEEDER DISTRIBUTION SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Note 1 - Summary of Significant Accounting Policies - Continued

E.   Fair Value Measurements (continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022.

Money Market Funds: Valued at the net asset value ("NAV") of shares held by the Company at year end.

Assets (2022)	Level 1	Level 2	Level 3	Total
Money Market	$795,019	$ -	$ -	$795,019
Total assets	$795,019	$ -	$ -	$795,019

Assets (2021)	Level 1	Level 2	Level 3	Total
Money Market	$693,764	$ -	$ -	$693,764
Total assets	$693,764	$ -	$ -	$693,764

F.   Securities Transactions and Revenue Recognition

Securities transactions, commissions and related expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts. Commission expense is also recorded on a trade-date basis as security transactions occur.

Note 1 - Summary of Significant Accounting Policies – Continued

G. Receivables

Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, all receivables are considered collectible and no allowance was necessary at December 31, 2021.

Accounts receivable – related party are stated at the amount billed. Registered representative affiliation fees, commission charge backs and other costs that are the responsibility of registered representatives or entities with common control are offset against amounts owed to these representatives or entities. If the balance of the debits owed to the Company exceeds the amount owed to the registered representatives or the entities, the net balance owed to the Company is recorded as a receivable.

H. Government and Other Regulations

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see Note 3].

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities, exclusive of subordinated debt, for the year ended December 31, 2022, $44,439 or $5,000. At December 31, 2022 the Company's net capital as defined by SEC Rule 15c3-1 was $101,717 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2022 the ratio was 4.5608 to 1.

(Continued)

Note 4 – Related Parties

The Company is the Distributor and principal agent for the sale and distribution of the Meeder Funds. Pursuant to this agreement, the Company is entitled to reimbursement under the Meeder Funds Shareholder Distribution Plan for costs actually incurred by the Company, which is included in the related party receivable in the accompanying balance sheet. These services accounted for $82,234 in revenues during the year.

The Company is affiliated through common ownership with Meeder Asset Management, Inc. (MAM), which provides marketing services and other overhead costs. At December 31, 2022, the Company owed MAM $511,563 for the above mentioned services, which is included in the related party payable in the accompanying balance sheet. The Company is also paid a fee by MAM for various administrative services relating to licensing of representatives. These services accounted for $3,705,313 in revenues during the year.

The Company from time to time invests cash balances in the Meeder Funds Money Market Fund (the Fund). The Fund is managed by MAM, and certain officers of the Company, Meeder Investment Management, Inc., and MAM are also officers and/or trustees of the Fund. At December 31, 2022, cash and cash equivalents included $795,019 invested in the Fund.

Note 5 – Income Taxes

Meeder Investment Management, Inc. files a consolidated income tax return which includes the Company and other related entities. Meeder Investment Management, Inc. has elected to be treated as an S corporation under the provision of Section 1362(a) of the internal Revenue Code (IRC), and the Company qualifies as a QSUB as defined by the IRC, which allows for the Company's income to be taxed directly to Meeder Investment Management, Inc. As a result, no provision for federal income taxes has been recognized.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (US GAAP). As of and during the year ended December 31, 2022, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2017.

Note 6 – Concentrations

The Company has revenue and receivables from various sources. During the year ended December 31, 2022, 2% and 99% of revenues and receivables, respectively, are attributable to Meeder Funds.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2022, up to the date of audit report (February 23, 2023) and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

Note 8 – Recent Accounting Pronouncement

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, Leases, as a new Accounting Standards Codification Topic 842 ("ASC Topic 842"), which will supersede nearly all existing revenue recognition guidance under GAAP. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories:

- Financing leases, similar to capital leases, will require the recognition of an asset and liability, measured at the present value of the lease payments.

    o Interest on the liability will be recognized separately from amortization of the asset.

    o Principal repayments will be classified as financing outflows and payments of interest as operating outflows on the statement of cash flows.

Note 8 – Recent Accounting Pronouncement (continued)

- Operating leases will also require the recognition of an asset and liability measured at the present value of the lease payments.

  o A single lease cost, consisting of interest on the obligation and amortization of the asset, calculated such that the amortization of the asset will increase as the interest amount decreases resulting in a straight-line recognition of lease expense.

  o All cash outflows will be classified as operating on the statement of cash flows.

The standard is effective for us for annual periods beginning January 1, 2019. We adopted ASC Topic 842 as of January 1, 2019. An assessment to determine the impacts of the new accounting standard has been performed. Based on our assessment, the adoption of ASC Topic 842 did not have a material impact on our financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

SUPPLEMENTARY INFORMATION

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2022

Schedule I

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Total stockholder's equity	$ 162,056
Non-allowable assets: Prepaid expenses	(-)
Net capital before haircuts on securities positions	162,056
Haircuts on security positions	15,900
Total net capital	$ 146,156
Minimum net capital requirement – greater of $5,000 or 6 2/3% of aggregate indebtedness of $666,588	44,439
Excess net capital	$ 101,717
Ratio of aggregate indebtedness to net capital	4.5608 to 1
Schedule of aggregate indebtedness	
Accounts payable and accrued liabilities	$ 523,678
Commissions payable	142,910
Total aggregate indebtedness	$ 666,588

MEEDER DISTRIBUTION SERVICES, INC.

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2022

Schedule II

**Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5**

Net capital, as reported in Company's Part IIA (unaudited)
FOCUS report $ 146,156

Audit adjustments   (-)

Net capital per audited financial statements $ 146,156

No material differences were found during the audit that affected the net capital calculation.

Schedule III

**Computation of Reserve Requirement under Rule 15c3-1
of the Securities and Exchange Commission**

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(1), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

SEC Rule 15c3–3 Exemption Report

Board of Directors
Meeder Distribution Services, Inc.

Meeder Distribution Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2022, without exception.

Meeder Distribution Services, Inc.

I, [signature] swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Douglas R. Cooper
President & Treasurer

February 23, 2023



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Meeder Distribution Services, Inc.
Dublin, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Meeder Distribution Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Meeder Distribution Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Meeder Distribution Services, Inc. stated that Meeder Distribution Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Meeder Distribution Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Meeder Distribution Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 24, 2023

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1250 Old Henderson Road, Columbus, OH 43220 | Phone (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

Nick DiBartolomeo, CPA
Brian Schneider, CPA

Rick Dumas, CPA
James Peters, CPA



CPA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR
EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors
of Meeder Distribution Services, Inc.
Dublin, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Meeder Distribution Services, Inc. and the SIPC, solely to assist you and the SIPC in evaluating Meeder Distribution Services, Inc.'s compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2022, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Meeder Distribution Services, Inc.'s management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Meeder Distribution Services, Inc. for the year ended December 31, 2022 to the total revenues in Meeder Distribution Services, Inc.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Meeder Distribution Services, Inc. for the year ended December 31, 2022 to the internal financial statements and supporting documentation, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Meeder Distribution Services, Inc. for the year ended December 31, 2022 and in the related internal financial statements and supporting documentation, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Meeder

1250 Old Henderson Road, Columbus, OH 43220 | Phone (614) 451-4644 | Fax (614) 451-3818 | www.hhhcpagroup.com

Distribution Services, Inc.'s compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Meeder Distribution Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 24, 2023